Filed by Transocean Ltd. (Commission File No. 001-38373)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Ocean Rig UDW Inc. (Commission File No. 001-35298)

OCEAN RIG UDW INC. ANNOUNCES DATE OF EXTRAORDINARY GENERAL MEETING TO APPROVE MERGER WITH TRANSOCEAN LTD.

October 9, 2018, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc.  (NASDAQ:ORIG), (“Ocean Rig” or the “Company”), an international contractor of offshore deepwater drilling services, today announced that it has scheduled an extraordinary general meeting of shareholders (the “Special Meeting”) to, among other things, consider and vote on a proposal to approve and adopt the previously announced Agreement and Plan of Merger, dated as of September 3, 2018, by and among Ocean Rig, Transocean Ltd. (“Transocean”), Transocean Oceanus Holdings Limited, and Transocean Oceanus Limited.

Ocean Rig shareholders of record at the close of business on October 16, 2018 will be entitled to notice of, and to vote at, the Special Meeting, which is scheduled to be held on Thursday, November 29, 2018, at 9:00 a.m. local time, at the Company’s offices located at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands.

Formal notice of the Special Meeting and the Company’s and Transocean’s joint proxy statement/prospectus are expected to be sent to shareholders on or as soon as practicable after October 16, 2018.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Visit the Company’s website at www.ocean-rig.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to management’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,”

“expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect management’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects and other out-of-service time; sales of drilling units; timing of the Transocean newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the inability by Transocean to complete the acquisition of Ocean Rig in a timely manner or at all (whether as the result of the inability to obtain or delay in obtaining any required Transocean or Ocean Rig shareholder approvals or any required regulatory approvals, or for any other reason); the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Transocean of the acquisition; the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition; the inability to successfully integrate Ocean Rig’s operations with those of Transocean without unexpected cost or delay, the challenges of integrating and retaining key employees; risks related to diversion of management time and attention from ongoing business operations due to the acquisition; the inability of Transocean to achieve expected synergies from the acquisition or that it may take longer or be more costly than expected to achieve those synergies; the effect of the announcement or completion of the acquisition on the ability of Transocean and Ocean Rig to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally, the inability to achieve anticipated synergies from the merger in a timely manner or at all; and other factors, including those and other risks discussed in the Transocean’s most recent Annual Report on Form 10‑K for the year ended December 31, 2017, Ocean Rig’s most recent Annual Report on Form 20‑F, and in the Transocean’s or Ocean Rig’s other filings with the U.S. Securities and Exchange Commission ("SEC"), which are available free of charge on the SEC’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the Transocean or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

Additional Information and Where to Find It

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of September 3, 2018, by and among Ocean Rig, Transocean, Transocean Oceanus Holdings Limited and Transocean Oceanus Limited. In connection with the proposed merger, Transocean has filed a Registration Statement on Form S‑4 with the SEC that includes a joint proxy statement/prospectus of Transocean and Ocean Rig that also constitutes a prospectus of Transocean, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Transocean and Ocean Rig shareholders when it becomes available. Transocean and Ocean Rig also plan to file other relevant documents with the SEC regarding the proposed merger.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Transocean and Ocean Rig with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Transocean with the SEC are available free of charge on Transocean’s website at www.deepwater.com or by emailing Transocean’s Investor Relations at info@deepwater.com. Copies of the documents filed by Ocean Rig with the SEC are available free of charge on Ocean Rig’s website at www.ocean-rig.com or by emailing Ocean Rig’s Investor Relations at oceanrig@capitallink.com.

Certain Information Regarding Participants in the Solicitation

Transocean, Ocean Rig and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 20, 2018 and in the Annual Report on Form 10‑K filed by Transocean with the SEC on February 21, 2018. Additional information regarding the participants in the solicitation of proxies in respect of the Transocean and Ocean Rig extraordinary general meetings and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from Transocean or Ocean Rig using the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to buy, or the solicitation of an offer to sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean or Ocean Rig may file with the SEC in connection with the proposed merger.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212‑661‑7566

E-mail: oceanrig@capitallink.com